NEWS RELEASE

Canarc Leases Permitted “La Plata” Processing Plant in Zacatecas Mexico

Vancouver, Canada – February 1, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day “La Plata” ore processing plant in the city of Zacatecas, Mexico, through its wholly owned Mexican subsidiary, Minera Oro Silver.

Canarc plans to use the plant for processing ore from the Company’s recently acquired, permitted El Compas Mine, located 20 kilometers away from the plant by road. Canarc also agreed to reserve up to 100 tonnes per day for toll milling of ores produced by local small miners in the area.

Lease Agreement Highlights

•	Lease term is 5 years with the right to extend for another 5 years
•	Canarc assumed responsibility for the plant as of January 29, 2016
•	Plant will be exclusively operated by Canarc’s Mexican subsidiary, Minera Oro Silver,
•	Canarc will pay a monthly lease payment of 136,000 Mexican Pesos, approximately US$ 7,500
•	Grace period of 6 months to allow time for plant refurbishing
•	Power and water are available for plant operations
•	Plant capacity is 500 tonnes per day with possibility to expand
•	Permitted tailings facilities has a current capacity for approximately 1 million tonnes
•	Certain plant refurbishment costs will be reimbursed to Canarc by lease payment offsets

The plant was constructed by the Zacatecas state government in September 2013 for processing minerals available from local small miners in the state. The plant last operated in October 2014 and it remains a fully permitted crushing, grinding, flotation and tailings facility.

Canarc technical staff inspected the plant equipment and found it to be in generally good condition but it requires approximately US$1 million in capital investment to refurbish certain pieces of equipment and recommence operations.

Lease Agreement Advantages

•	Provides Canarc with a clear path to near-term production from the El Compas project
•	Eliminates the substantial capital cost, risk and time required to permit and build a plant and tailings facility
•	Agreements are already in place for power and water to support plant operations
•	Zacatecas is a mining center with a ready supply of mining professionals and workers skilled in mine and plant operations
•	Significantly shortens the project schedule and reduces completion risks for production in 2016
•	Will provide Canarc with additional revenue from processing of local small miners’ ores

Canarc will now turn its focus to arranging the estimated US$8 million in pre-production capital financing needed to develop the mine, refurbish the plant and commence production. Discussions with several groups are now underway.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “Today’s announcement marks the completion of yet another key step forward by Canarc to transition into a producing gold-silver mining company during 2016. With the lease agreement and PEA now complete, we are now focused on arranging the financing required to develop the mine to production this year.”

Qualified Person – Garry Biles, P. Eng., President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp.:

Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on advancing its high grade, underground El Compas gold-silver mine in Zacatecas, Mexico to production. Canarc also owns the high grade, New Polaris gold mine project in BC, Canada and is seeking a partner to drill its prospective Windfall Hills gold property in BC.

For More Information, Contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential economic results of mining activities at the Company’s El Compas property, estimates of capital and sustaining costs, operational costs, mineral prices, and mineral recovery rates, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related tochanges in metals prices; changes in metals recovery rates; changes in capital or operating expenditure requirements; uncertainties inherent in the estimation of mineral resources; commodity prices; the ability of the Company to raise sufficient financing for the development of a mine on the El Compas property; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries;; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.